Adastra Holdings Reports Record Second Quarter Results;
Momentum Accelerating in Second Half of the Year

  Record gross revenues of $5.34M YTD 2022, representing 192% growth compared to YTD 2021.
  Q2 2022 gross revenues of $3.05M, representing an increase of 33% over last quarter (Q1 2022).

LANGLEY, BC, August 26, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company focused on processing, adult-use and medical sales, organoleptic testing and analytical testing, is pleased to report financial results for the three and six months ended June 30, 2022.

"Adastra experienced a record-breaking first half of the year, demonstrating growth and gaining strong momentum as we continued to execute on our transformational strategy," said Michael Forbes, Chief Executive Officer of Adastra. "Building on our first quarter achievements, we are once again reporting record revenues and gross profit levels in Q2 2022. In the first six months alone, our gross revenues are close to what we achieved for the entire twelve months last year."

"We are excited for the future of our business and the industry as a whole. We are seeing an increase in demand for our products as we continue to gain market share, and we are finding every opportunity to streamline our operations and add new revenue streams," added Forbes. "Together, with the support of our co-manufacturing partners, we look to leverage our innovation and unique capabilities for sustained profitable growth, with the aim to create long term value for our customers, partners and shareholders."

Key Q2 2022 Financial Highlights

  Gross revenues of $5.34M for YTD 2022 compared to $1.83M for YTD 2021, representing a 192% increase.
  Gross revenues of $3.05M in Q2 2022, compared to $1.24M in Q2 2021, representing an increase of 146%, demonstrating significant demand for Adastra's cannabis concentrate brands and products.
  Gross profit of $1.09M in Q2 2022, compared to $0.34M in Q2 2021, representing an increase of 226%.

  Operating expenses for Q2 2022 increased to $1.49M compared to $0.65M for Q2 2021, primarily due to an increase in advertising and promotion for the launch of Endgame, depreciation and amortization relating to additional trademarks and patient relationships from the acquisition of Phyto and PerceiveMD, and sales data aggregator programs.

Key Q2 2022 and Future Looking Corporate and Business Highlights

  Endgame Extracts brand was launched in BC in Q1 2022, its shatter and vape products rank in the top 10 as per Headset data.
  Adastra's Phyto Extractions shatter brand ranked in top five best-sellers in BC as per Headset Data.
  Shatter production increased to 185.4 kg in Q2 2022 compared to 106.6 kg in Q1 2022 and 61.4 kg in Q2 2021.
  Demand increased for both B2B and B2C sales. A total of 208,626 kg of distillate was produced in June 2022.
  Received medical sales license approval from Health Canada in August 2022, enabling Adastra to distribute patient-formulated products to the medical market.
  Automated pre-roll equipment for infused pre-roll production is expected to be installed and operational in September 2022.

Financial Statements & Management's Discussion and Analysis

This earnings press release should be read in conjunction with Adastra's interim financial statements for the three and six months ended June 30, 2022, which can be found on Adastra's issuer profile on SEDAR at www.sedar.com.

About Adastra Holdings Ltd.

Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra acquired 100% of the legacy-built brand Phyto Extractions in September 2021. The brand is well-known for its cannabis concentrate products, available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin and Psilocin, by applying for a Controlled Substances Dealer's License, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, the acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director

(778) 715 5011

michael@adastraholdings.ca

Stephanie Martens, Investor Relations

ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to: the intention to leverage the Company's innovation and capabilities for sustained profitable growth, with the aim to create long term value for its customers, partners and shareholders; and the Company's automated pre-roll equipment for infused pre-roll production which is expected to be installed and operational in September 2022. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: reduced sales resulting from the B.C. General Employees Union strike in British Columbia; the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.